

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2010

Mr. Michael B. Berman
Chief Financial Officer
Equity Lifestyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, IL 60606

      Re: **Equity Lifestyle Properties, Inc.**
                Form 10-K for the year ended December 31, 2009
                File No. 1-11718

Dear Mr. Berman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kevin Woody
                Branch Chief